Exhibit (a)(16)

Hotline and intranet Q&A
------------------------


1.   Please explain why the offer period was extended?

The offer of BCP Crystal Acquisition GmbH & Co. KG was made subject to a number of conditions, amongst others a minimum acceptance condition of 85%. The bidder decided to reduce this condition to 75%. According to German takeover law, such a change automatically triggers an extension of the offer period by two weeks.

2. What does that mean for the other terms and conditions of the offer? Will the offer price change?

The offer price as well as the other conditions of the offer remain unchanged. Under German law, in general the bidder will not be permitted to make further changes to the offer.

3.   What happens if I've already tendered my shares?

If you have already accepted the offer and wish to continue to do so, you don't have to do anything.

4.   Does that mean that the offer is unlikely to go through?

Not at all. The reduction of the minimum acceptance condition only increases the chances for the offer to go through.

5.   Why did the bidder reduce the minimum acceptance rate?

As this was a decision taken by the bidder, it is not appropriate for us to comment.

6.   Why did such a small number of shareholders accept the offer so far?

A large portion of Celanese shares is held by institutional investors. It is common practice for these kind of investors to tender at the very end of the acceptance period.

7. Does that mean that I will receive the offer price two weeks later as well? Can I withdraw my shares from the offer and sell my shares directly?

Payment to shareholders who accepted the offer will be made by the bidder within 3-7 days following completion of the offer. The completion of the offer is now postponed by two weeks through the extension of the acceptance period.

You have the right to withdraw your shares from the offer until the end of the extended initial acceptance period.

If you are selling your shares in Germany, you can sell your shares on an "as tendered basis". In that case, the share price could vary. You would also have to pay fees and commissions. If you tender your shares in the offer, tendering will be free of charge.

8.   Could there be another extension of the offer period?

No. In general, a further extension of the acceptance period is not permitted under German law. The bidder cannot make any further changes to the offer.

If at the end of the extended initial acceptance period all conditions are met and the offer is completed, there will be a subsequent acceptance period of two weeks, allowing shareholders to tender their shares.